SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(A) AND
AMENDMENTS THERETO PURSUANT TO RULE 13D-2(A)
(Amendment No. 1)*
RedEnvelope, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
75733R 60 1

(CUSIP Number)
John Pound
Integrity Brands Fund, L.P.
53 Westbourne Terrace
Brookline, MA 02446
(617) 731-4070
With a copy to:
Christopher M. Forrester, Esq.
Morrison & Foerster LLP
12531 High Bluff Drive, Suite 100
San Diego, CA 92130
(858) 720-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 28, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 75733R 60 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Integrity Brands Fund, L.P. I.R.S. Identification No. 20-3964059

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		943,858

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		943,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	943,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No. 75733R 60 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Integrity Brands Partners LLC I.R.S. Identification No. 20-3964000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		943,858

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		943,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	943,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 75733R 60 1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John Pound

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See instructions)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		943,858

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		943,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	943,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No. 75733R 60 1
This joint statement of The Integrity Brands Fund, L.P., a Delaware limited partnership (the “Fund”), the Integrity Brands Partners LLC, a Delaware limited liability company (the “General Partner”) and John Pound, the manager of the General Partner (collectively with the Fund and General Partner, the “Reporting Persons”) on Schedule 13D dated August 11, 2006, in respect of the common stock, par value of $0.01 per share (the “Common Stock”) of RedEnvelope, Inc., a Delaware corporation (the “Issuer”), is hereby amended and supplemented as follows:
Item 2. Identity and Background
The following sentence shall be inserted as the second to last sentence of paragraph (a):
Mr. Pound has served as Chairman of the board of directors of the Issuer since February 2007. On November 13, 2007, the board of directors appointed Mr. Pound to serve as Chief Executive Officer of the Issuer.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:
The source of funds used to acquire the Common Stock directly owned by the Fund was the working capital of the Fund in the amount of approximately $7,279,731.40. Mr. Pound and the General Partner do not directly own any shares of Common Stock.
Item 4. Purpose of Transaction
The following sentences shall be inserted at the end of the first paragraph of Item 4:
Mr. Pound has served on the Issuer’s board of directors since August 26, 2005, and has served as Chairman since February 2007. Additionally, on November 13, 2007, the board of directors appointed Mr. Pound to serve as Chief Executive Officer of the Issuer.
Item 5. Interest in Securities of the Issuer
Item 5 is amended and restated as follows:
(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Issuer:
(i) the Fund beneficially owns 943,858 shares of the Issuer’s Common Stock, representing 9.9% of the Issuer’s Common Stock. The calculation of percentage of beneficial ownership in Item 13 of pages 2, 3 and 4 was derived from the Issuer’s Form 10-Q for the quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, in which the Issuer stated that the number of shares of its Common Stock, $0.01 par value outstanding as of November 7, 2007 was 9,522,982; and
(ii) the General Partner may be deemed to beneficially own all shares of Common Stock beneficially owned by the Fund and Mr. Pound, based on his position as the sole Manager of the General Partner, may be deemed to beneficially own all shares of Common Stock deemed to be beneficially owned by the General Partner.
(b) With regard to the 943,858 shares of Common Stock owned by the Reporting Persons, dispositive power and voting power may be deemed to be shared.
(c) The following transaction in the Common Stock is the only transaction effected by the Reporting Persons since September 27, 2007, the date which is 60 days prior to the event requiring the filing of this statement:

		No. of Shares	Purchased/(Sale)
Person	Date	Purchased/Sold	Price Per Share
The Integrity Brands Fund, L.P.	11/28/07	86,133	$4.80
The above listed transaction was conducted in the ordinary course of business on the open market for cash. The purchase and sale price does not reflect any brokerage commissions paid.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The following paragraph shall be added to Item 6:
Mr. Pound has served on the Issuer’s board of directors since August 26, 2005, and has served as Chairman since February 2007. On November 13, 2007, the board of directors appointed Mr. Pound to serve as Chief Executive Officer of the Issuer.

SIGNATURE
          After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE INTEGRITY BRANDS FUND, L.P.

By: Integrity Brands Partners LLC, its general partner

/s/ John Pound

Date: December 10, 2007	Name: John Pound
Title: Manager

INTEGRITY BRANDS PARTNERS LLC

	By:	/s/ John Pound John Pound
Manager

	By:	/s/ John Pound John Pound